Page 1 of 3 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (Gold Fields or the Company) TRADING STATEMENT AND OPERATIONAL PERFORMANCE UPDATE FOR THE SIX MONTHS ENDED 30 JUNE 2025 In compliance with paragraph 3.4(b)(iii) of the JSE Listings Requirements, Gold Fields advises that headline earnings per share (HEPS) for the six months ended 30 June 2025 (H1 2025) are expected to be in the range of US$1.09 to US$1.21 per share, which is 203% to 236% higher than HEPS reported for the six months ended 30 June 2024 (H1 2024) of US$0.36 per share. Basic earnings per share (EPS) for H1 2025 are expected to be in the range of US$1.09 to US$1.21 per share which is 153% to 181% higher than the EPS reported for H1 2024 of US$0.43 per share. Normalised earnings* per share for H1 2025 are expected to be in the range of US$1.06 to US$1.18 per share which is 165% to 195% higher than the normalised earnings reported for H1 2024 of US$0.40 per share. The increase in headline, basic and normalised earnings expected in H1 2025 is primarily driven by higher gold volumes sold in conjunction with higher gold prices received compared to H1 2024. The earnings were partially offset by increased cost of sales due to general mining inflation and higher volumes mined. Gold volumes sold are expected to increase further in the second half of 2025 (H2 2025) with the continued ramp-up at Salares Norte and planned higher H2 2025 production at the Gruyere, St Ives and Tarkwa mines. Further detail will be provided as part of the H1 2025 financial and operational results to be released by Gold Fields on Friday, 22 August 2025. * Normalised earnings are defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non- controlling interest effect. Q2 2025 operational performance Q2 2025 Group attributable gold equivalent production is expected to be 585koz (Q1 2025: 551koz), with all-in costs (AIC) of US$2,054/oz (Q1 2025: US$1,861/oz). All- in sustaining cost (AISC) for Q2 2025 is expected to be US$1,739/oz (Q1 2025: US$1,625/oz). AIC and AISC were impacted by elevated waste stripping at Tarkwa and timing of gold sales, with 45koz of gold produced only being sold after the end of period. Salares Norte has continued to make progress with its ramp up and the processing plant has operated successfully throughout the winter period to date. Salares Norte produced 73koz-eq in Q2 2025, a 46% increase from the 50koz-eq produced in Q1 2025. The mine remains on track to reach commercial levels of production in Q3 2025 and steady state levels of production in Q4 2025. Tarkwa’s gold production was lower in Q2 2025 as ore feed was supplemented with low- grade stockpiles as the mine prioritized waste stripping during the quarter. Tarkwa’s production is expected to increase during H2 2025.

Page 2 of 3 H1 2025 operational performance Group attributable gold equivalent production for H1 2025 at 1,136koz is expected to be 24% higher than the corresponding period in 2024 (H1 2024: 918koz). AIC for H1 2025 is expected to be 5% lower year-on-year at US$1,957/oz (H1 2024: US$2,060/oz) and AISC expected to be 4% lower at US1,682/oz (H1 2024: US$1,745/oz). AIC benefited from higher volumes of gold sold during H1 2025 and lower non-sustaining capital expenditure, partially offset by an increase in sustaining capital expenditure (mainly at Salares Norte, Gruyere and Granny Smith). 2025 Guidance unchanged Gold Fields remains on track to meet its 2025 production and cost guidance provided in February 2025. Attributable gold equivalent production is expected to be between 2.25Moz - 2.45Moz. AISC is expected to be between US$1,500/oz - US$1,650/oz, and AIC is expected to be between US$1,780/oz - US$1,930/oz. Expectations for Group capital expenditure remain unchanged, with total capital expenditure for the year expected to be between US$1,490m – US$1,550m including sustaining capital betweenUS$940m – US$970m. The operational performance and the financial information on which this trading statement is based have not been reviewed, and reported on, by the Company’s external auditors. ENDS 4 August 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Media enquiries contact: Kershnee Govender Tel: +27 11 562 9700 Email: keershnee.govender@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. In 2024 the Company reported total attributable annual gold-equivalent production of 2.07Moz, Proved and Probable gold Mineral Reserves of 44.3Moz, Measured and Indicated Mineral Resources of 30.4Moz (excluding Mineral Reserves (EMR)) and Inferred Mineral Resources EMR of 11.6Moz.

Page 3 of 3 The Company’s shares are listed on the Johannesburg Stock Exchange (JSE) and American depositary shares trading on the New York Stock Exchange (NYSE). Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the permitting, development and operations of the Windfall Project) and other initiatives, including the proposed acquisition of Gold Road Resources Limited, anticipated benefits of acquisitions or joint ventures, ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. This presentation includes certain non-International Financial Reporting Standards (IFRS) financial measures, including adjusted earnings before interest, taxes, depreciation, and amortisation (adjusted EBITDA), All-in Sustaining Cost (AISC), All-in Cost (AIC), all-in costs net of by-products, net debt, free cash-flow and adjusted free-cash flow. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this presentation has not been reviewed or reported on by Gold Fields' external auditors.